Filed Pursuant to Rule 433

Dated March 11, 2015

Registration Statement No. 333-193478

Relating to Preliminary Prospectus Supplement Dated March 11, 2015 to

Prospectus dated February 5, 2014

Arlington Asset Investment Corp.

6.750% Senior Notes due 2025

Issuer:	Arlington Asset Investment Corp.

Security:	6.750% Senior Notes due 2025

Principal Amount:	$32,000,000 aggregate principal amount

Net proceeds to issuer (before expenses):	$30,992,000

Stated Maturity Date:	March 15, 2025

Coupon (Interest Rate):	6.750% per year

Interest Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2015 (record dates: 15 calendar days (whether or not a business day) before each interest payment date)

Interest Payment Convention:	Interest shall be computed on the basis of a 360-day year consisting of twelve 30-day months

Optional Redemption:	At any time or from time to time on or after March 15, 2018, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, on those notes to the redemption date.

Overallotment Option:	We have granted the underwriters an option to purchase up to an additional $4,800,000 aggregate principal amount of Notes within 30 days from March 11, 2015 solely to cover overallotments.

Price to Public:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Trade Date:	March 11, 2015

Settlement Date:	March 18, 2015 (T+5)

Rating:*	BBB- (Kroll Bond Rating Agency, Inc.)

Bookrunner:	RBC Capital Markets

Co-Managers:	Compass Point
Ladenburg Thalmann
Maxim Group LLC
MLV & Co.
Sterne Agee
Wunderlich Securities

CUSIP/ISIN:	041356502/US0413565021

Application for Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange. If approved for listing, trading is expected to commence within 30 days after the original issuance date of the notes.

Trustee:	The Bank of New York Mellon

*An explanation of the significance of rating may be obtained from the rating agency. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating above is not a recommendation to buy, sell or hold the securities offered hereby. The rating may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agency.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus and the final prospectus supplement, when available, if you request it by calling RBC Capital Markets, LLC at 866-375-6829, or by e-mail at rbcnyfixedincomeprospectus@rbccm.com.